

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Geoffrey Gwin
Chief Financial Officer
Eastside Distilling, Inc.
8911 NE Marx Drive, Suite 2A
Portland, Oregon 97220

> **Re: Eastside Distilling, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 3, 2021**
> **File No. 333-259295**

Dear Mr. Gwin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing